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September 13, 2022	Writer’s Direct Contact +1 (303) 592-2237 KHowes@mofo.com

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Yoon Choo

Re:	Forum Real Estate Income Fund

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2
File Nos. 333-265566 and 811-23658

Dear Ms. Choo:

On behalf of Forum Real Estate Income Fund (the “Registrant” or the “Fund”), we submit this response to comments related to the above-referenced Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, which was filed with the Securities and Exchange Commission (the “Commission”) on August 12, 202. Comments were received from the staff of the Commission (the “Staff”) in a telephone call on September 5, 2022.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. The below responses are also reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement, filed on or about September 13, 2022 (the “Amendment”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Amendment.

Prospectus - Cover page

1.	In the paragraph summarizing the Fund’s ability to use leverage, please add a cross-reference to “Risk Factors – Leverage Limitations under the Investment Company Act.”

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

2.	In the seventh bullet point outlining key risks of an investment in the Fund, the Fund states that it has no intent to list the Share on a public exchange or any other trading market “in the near future.” The Staff understands that there is no expectation or intent to make such secondary trading available at all. Please remove the word “near.”

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

September 13, 2022

Page Two

Prospectus - prospectus summary

3.	Under the heading “Investment Strategies,” please insert the following in the first sentence after the word concentrates: “(i.e., invests more than 25% of its assets in”).

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

4.	In the third paragraph under the heading “Investment Strategies,” please remove the word “may” in the phrase “may have speculative characteristics. Make the same changes elsewhere in the Prospectus and SAI.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

5.	With respect to the disclosure under the heading “Risk Factors,” the Staff reiterates comment 30 from its comment letter dated July 14, 2022 (the “Letter”). Please briefly describe the material risks of an investment in the Fund in the Prospectus Summary.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

6.	Under the heading Fees and Expenses – Shareholder Servicing Fee,” please insert the following at the end of the paragraph: “Class I Shares will not be offered for sale until the Fund has received exemptive relief from the SEC. There is no assurance that the SEC will grant the exemptive order requested by the Fund.”

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

7.	With respect to the disclosure under the heading “The Offering,” the Staff reiterates comment 24 in the Letter with respect to the discussion of investment minimums for Class I shares and Class W Shares.

Response: The Registrant has revised the disclosure to address the Staff’s comment.

8.	In the fourth paragraph under the heading “The Offering,” consider adding a cross reference to the discussion of the ability to waive investment minimums later in the prospectus.

Response: The Registrant has revised the disclosure to address the Staff’s comment.

September 13, 2022

Page Three

9.	Please reconcile the amount of the class-level expense limitations in the paragraph under the heading “Expense Limitation Agreement” to the information in the fee and expense table.

Response: Under the terms of the Expense Limitation Agreement, the Adviser has agreed to waive management fees and/or pay or reimburse the ordinary annual operating expenses of the Fund above the stated expense limits. For these purposes, ordinary operating expenses exclude, among other things, interest incurred on borrowed funds. The total expense ratio disclosed in the fee and expense table reflects the waiver of fees above the expense limitation, but includes interest paid by each class, consistent with the terms of the Expense Limitation Agreement. The notes following the fee and expense table have been revised to better reflect this calculation.

10.	In the paragraph under the heading “Expense Limitation Agreement” and throughout the prospectus, please change the reference to “deferred fees and expenses” to “fees waived and expenses paid or reimbursed.”

Response: The Registrant has revised the disclosure to address the Staff’s comment.

11.	In the paragraph under the heading “Distribution Policy,” please consider shortening the disclosure regarding the treatment of a return of capital distributions to reflect that a return of capital distribution will result in tax consequences to shareholders, and to cross reference to the discussion later in the prospectus.

Response: The Registrant has revised the disclosure to address the Staff’s comment.

12.	Under the heading “Repurchases of Shares,” pursuant to comment 33 in the Letter, please disclose the date by which the Fund will pay shareholders the proceeds for shares accepted for repurchase.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Prospectus – summary of fund expenses

13.	Other expenses constitute one-half or more than one-half of the expenses of each class. Please either break out the subcategories of other expenses in the table or include a discussion of the categories of expenses covered by this item in the footnotes to the table.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

14.	In note 3 and note 4 to the fee table, please change the phrase “the Fund may charge” to the “Fund will charge.”

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

September 13, 2022

Page Four

Prospectus – use of proceeds

15.	The current disclosure states that, shareholders should expect that, before the Fund has fully invested the proceeds of the Offering in accordance with its investment objective and policies, the Fund’s assets purchased with proceeds from this Offering would earn interest income at a modest rate. Please consider if this statement is appropriate in light of the fact that the Fund has been operating since April 2021 and has continuously offered its shares since that date.

Response: The Registrant has removed this disclosure.

Prospectus – investment objectives, policies, and strategies

Market Opportunity

16.	Please provide an “as of” date for the data in the first sentence of this section.

Response: The Registrant has included the requested disclosure.

Investment Strategies

17.	In the fourth paragraph of this section, the Registrant describes the capital stack to include common shares. Common shares are not included in the discussion of the Fund's principal investment strategies. If investments in common shares are part of the Fund’s principal investment strategies, please revise the discussion of the Fund’s investment strategies to reflect that and include a corresponding risk factor.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Potential Investment Structures

18.	In the paragraph immediately following the bulleted list, please disclose if the taxable REIT subsidiaries are wholly owned or only primarily controlled by the Fund.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Prospectus – risk factors

19.	In the introductory paragraph to this section, please remove the reference to interest payments because the Fund does not make interest payments to its shareholders.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

September 13, 2022

Page Five

Repurchase Offers Risk

20.	Per comment 58 in the Letter, please disclose that any capital returned to shareholders through repurchase will be distributed after payment of fund fees and expenses and that the Fund may involuntarily repurchase shares under certain circumstances.

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

Concentration Risk

21.	Please tailor this disclosure to address risks related to investments in commercial real estate in particular or add a separate risk factor addressing commercial real estate risk.

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

Risks Related to Investments in Publicly Traded REITs

22.	Please disclose that investors in the Fund may pay higher fees than those invested in funds that don't invest in underlying REITs because of the layering of the Fund’s fees with those charged by underlying REITs in which it invests.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure.

Risks Relating to Interest Rates

23.	Please disclose in the investment strategy discussion whether the Fund expects to hedge its interest rate risk. If applicable, please discuss the risks of the hedging transactions in which the Fund may engage.

Response: The Fund does not intend to hedge its interest rate risk. The disclosure has been refined to make this clearer.

Reliance on Third-Party Managers or Joint Venture Partners

24.	Forum Real Estate Group or other affiliates of the Adviser may be engaged to provide property management and other services for the commercial real estate investments of the Fund. Please consider revising the risk factor to address this.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

September 13, 2022

Page Six

Interest Rate Risk

25.	Please delete the second paragraph of this section, or alternatively revise the disclosure to reflect the risk to the Fund’s net asset value.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Short-Term Borrowing Risk

26.	Since the Fund is not seeking financing through securitization, please revise this risk factor.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Restrictive Covenant Risks

27.	Please strike the reference to replacing the Adviser. The Fund’s covenants cannot include a term that conflicts with the terms of the Investment Company Act.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Risks of Failure to Qualify as a REIT – Characterization of Repurchase Agreements

28.	The Fund may borrow through reverse repurchase agreements. Consider if this factor should be revised.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Prospectus – management of the fund

Investment Management Agreement

29.	Per Item 9(b)(4) of Form N-2, please update the second paragraph of this section to include a reference to the most recent update of the disclosure of the basis for the board’s approval of the investment management agreement.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Prospectus – conflicts of interest

30.	Please consider whether allocation of investment opportunities among multiple clients should be addressed in this section.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

September 13, 2022

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Prospectus – SHAREHOLDER servicing plan and distribution and service plan

Shareholder Servicing Plan

31.	A servicing fee is not a sales charge. Please revise disclosure in this section to remove references to sales charges.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Prospectus – determination of net asset value

32.	Please disclose how each of the broad categories of Fund holdings (e.g., CMBS, commercial real estate, and private loans) are valued. Please clarify that valuations of private holdings occurs quarterly.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

PROSPECTUS – QUARTERLY REPURCHASE OFFERS

Early Repurchase Fees

33.	If the Fund reserves the right to impose a repurchase fee under rule 23c-3(b)(1), please add disclosure to that effect. In this connection, please disclose if the Fund will impose a fee on shares acquired through reinvestment of dividends.

Response: At the current time, the Fund does not anticipate imposing a repurchase fee pursuant to Rule 23c-3(b)(1), other than the early repurchase fee disclosed in the Registration Statement. The Fund has included disclosure to the effect that it will not impose such a fee on shares acquired through reinvestment of dividends.

PROSPECTUS – DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

Legal Proceedings

34.	Please place information regarding derivative actions under its own heading. In addition, per comment 73 in the Letter, please revise the last sentence of this section to reflect that “The requirement that 10% of the shares of the affected class or classes join in the demand to bring the action and that requesting shareholders provide an undertaking to reimburse the Fund for the expense of any advisers retained by the Trustees, in the event that the Trustees determine not to bring such action, do not apply to claims arising under the federal securities laws.”

Response: The Registrant has revised the disclosure to address the Staff’s comment.

September 13, 2022

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PROSPECTUS – SUMMARY OF DECLARATION OF TRUST

General Summary

35.	Per Item 10(1)(a) of form N-2, please disclose the voting rights for each class of the Fund’s shares.

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

36.	The Declaration of Trust is not a part of the prospectus. Accordingly, please delete the last paragraph in this section or supplementally explain why it is appropriate to include such disclosure.

Response: The Registrant has removed this disclosure.

SIGNATURE PAGE

37.	Per section 6(a) of the Securities Act, the Registration Statement must be filed by the Principal Accounting Officer. Please clarify that the Principal Financial Officer is also the Principal Accounting Officer.

Response: The Registrant has made the requested clarification.

GENERAL COMMENT

38.	The Staff reiterates comment 49 in the Letter. With respect to each subsidiary of the Fund, please address the following comments in an appropriate location in the Prospectus:

a.	disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

b.	disclose that the Fund complies with the provisions of 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18;

September 13, 2022

Page Nine

c.	disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined;

d.	disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any;

e.	disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary;

f.	supplementally explain whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not;

g.	supplementally confirm that each Subsidiary, and any board of directors it has, will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and

h.	if any Subsidiary will be organized outside the United States, supplementally confirm that any foreign organized Subsidiary and any board of directors it has will agree to designate an agent for service of process in the United States.

Response: The Registrant has added disclosure related to items a-d above to the Amendment. The Registrant submits that comment e. above is not applicable in light of the fact that such subsidiaries are established as wholly owned special purpose vehicle to hold loans related to particular properties. They do not have separate investment strategies or risks.

September 13, 2022

Page Ten

Whether a subsidiary’s financial statements will be consolidated with those of the Fund is dependent on the nature of the subsidiary. Both generally accepted accounting principles (“GAAP”) and Regulation S-X prohibit investment companies from consolidating non-investment company subsidiaries. Under GAAP and Regulation S-X the Fund would not consolidate any operating entity on its financial statements unless that operating entity (i) provides substantial services to the Fund and (ii) is controlled by the Fund.1 In all other cases, GAAP would require that the Fund treat a non-investment company subsidiary as an operating entity and carry the investment at fair value. A subsidiary that is treated as an operating entity, (i.e., (i) does not meet the definition of investment company, (ii) does not provide substantial services to the Fund and (iii) is controlled by the Fund) would not be consolidated into the financial statements of the Fund. The Fund intends to follow GAAP, ASC 946, and Regulation S-X to determine whether to consolidate the financial statements of a subsidiary with those of the Fund, and whether any subsidiary-level indebtedness would count towards the limitations imposed by Section 18 of the Investment Company Act.

The Fund confirms that any subsidiary and its board of directors, if applicable, will agree to inspection by the staff of the SEC of such subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Fund does not currently have, nor does it intend to establish any subsidiary organized outside of the United States.

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1 See Accounting Standards Update 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements, Paragraphs 946-810-45-2 and 946-810-45-3; Paragraph 7.05 of the American Institute of Certified Public Accountants and Accounting Guide – Investment Companies; Rule 6-03 of Regulation S-X.

September 13, 2022

Page Eleven

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 303-592-2237.

Very truly yours,

/s/ Kelley A. Howes
Name: Kelley A. Howes

cc:	Andrea Ottomanelli Magovern, Securities and Exchange Commission
Sally Samuel, Securities and Exchange Commission
Darren Fisk, Forum Real Estate Income Fund
Michael Bell, Forum Real Estate Income Fund
Elizabeth Ryan, Forum Capital Advisors LLC
Brad Nemzer, Forum Capital Advisors LLC
Cory Gossard, PINE Advisors LLC
Derek Mullins, PINE Advisors LLC
Paulita Pike, Ropes & Gray LLP
Jimena Smith, Ropes & Gray LLP
Stephanie Drumm, Morrison & Foerster LLP